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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/09_____ AND ENDING_____12/31/09 ✗_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSCO International Distributors, LTD. LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Six Landmark Square

(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michele C. O'Grady   (203) 348-7365

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

Pustorino, Puglisi & Co., LLP

(Name – if individual, state last, first, middle name)

Washington, DC

110

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Michele C. O'Grady_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PSCO International Distributors, LTD. LLC_____ , as

of December 31_____, 20 09___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008



PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
TABLE OF CONTENTS
DECEMBER 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110




INDEPENDENT AUDITOR'S REPORT

Board of Directors
PSCO International Distributors, Ltd. LLC

We have audited the accompanying statement of financial condition of PSCO International Distributors, Ltd. LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PSCO International Distributors, Ltd. LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 24, 2010

1

PSCO INTERNATIONAL DISTRIBUTORS, LTD. LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets
  Cash and cash equivalents $ 110,650

LIABILITIES AND MEMBER'S EQUITY

Liabilities
  Accrued expenses and accounts payable $ 32,927

  Total Liabilities   32,927

Member's Equity   77,723

  Total Liabilities and Net Assets $ 110,650

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business:

PSCO International Distributors LTD. LLC (Company) is a Limited Liability Company organized under the laws of Delaware. The Company is a wholly owned subsidiary of Philo Smith Capital Corporation, a US Corporation (Parent). Its sole business is to recommend the sale of investments in offshore investment companies managed by its parent for which it receives distribution fees from the investment companies. Currently, the Parent does not manage any offshore investment companies.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Significant Accounting Policies:

Revenue Recognition:

The Company's policy is to record distribution fees monthly based on a percentage of net assets of specific shares of the investment companies.

Cash and Cash Equivalents:

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be a cash equivalent.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Income Taxes:

The Company has elected to be treated as a Pass-Through entity for Federal and State income tax purposes. As a result, taxes on the Company's earnings are not provided, as they are the responsibility of the Company's Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance for uncertain income tax positions. Adoption of this standard had no effect on the Company's financial statements.

Note 4 - Net Capital Requirements:

As a member of the FINRA the Company is subject to the net capital rule adopted and administered by them. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2009, the corporation's net capital was $77,723 compared with minimum net capital required of $25,000.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 6 - Subsequent Events:

On December 1, 2009, the Company entered into a distribution agreement whereby shares of a Cayman Island fund will be distributed on behalf of the Company as the introducing broker commencing in 2010. Distribution fees, if any, will be payable at the end of each quarter.

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 24, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022